Exhibit 99.1

January 24, 2018

Celestica to Acquire Atrenne Integrated Solutions

Acquisition to broaden Celestica’s design and manufacturing capabilities in the Aerospace and Defense market

TORONTO, Canada — Celestica, Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that it has entered into a definitive agreement to acquire Atrenne Integrated Solutions, Inc.

Atrenne is a leading designer and manufacturer of ruggedized electromechanical solutions serving multiple markets, primarily for military and commercial aerospace applications. Atrenne’s integrated solutions serve a full spectrum of next-generation, mission-critical applications on over 100 military and aerospace programs deployed globally. Its proprietary designs enable high-performance defense and security platforms to operate in harsh environments and support the continued growth of commercial aviation with the highest levels of quality and safety.

Headquartered in the United States, Atrenne has two US-based, ITAR-certified sites (Brockton, Massachusetts and New Hope, Minnesota) and a site in Xiamen, China.

“This acquisition will advance our strategic direction to expand our capabilities, improve our diversification and bolster our leadership position within Aerospace and Defense,” said Rob Mionis, President and Chief Executive Officer, Celestica. “Our goal is to broaden our comprehensive portfolio of end-to-end product lifecycle solutions across all of the markets we serve to deliver enhanced value to our customers.”

Celestica will purchase Atrenne, on a cash-free and debt-free basis, for US$139 million in cash (subject to specific adjustments as set forth in the definitive agreement) using a combination of cash on hand and its revolving credit facility. The acquisition is expected to close in the second quarter 2018, subject to receipt of applicable regulatory approvals and satisfaction of other customary closing conditions.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, semiconductor capital equipment, and smart energy to deliver solutions for their most complex challenges. A leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

About Atrenne Integrated Solutions, Inc.

Atrenne Integrated Solutions is an advanced, vertically-integrated, component and system provider serving aerospace, defense, computing, communications, and other technology-driven industries. Atrenne delivers integrated components, electronic packaging, fabricated metal, electronic assemblies and value-add build-to-print manufacturing services to industrial markets across the globe. With more than 40 years of experience, Atrenne provides innovatively engineered products and services throughout the program lifecycle, from concept to manufacturing to obsolescence management. Atrenne is proud to provide customers with fully-tested, reliable, electromechanical solutions on-time and with world-class quality. Atrenne is headquartered in the United States.

For more information, visit http://www.atrenne.com/

Forward-Looking Statements

This news release contains forward-looking statements, including, without limitation, those related to completion of our acquisition of Atrenne and the timing,  cost and terms thereof, the expected sources of funding for the acquisition, the impact of the acquisition on our position in aerospace and defense, and our goal of broadening our portfolio of end-to-end product lifecycle solutions. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, “goal”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws. Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks relating to failure to obtain regulatory approvals for the acquisition, a material adverse change at Atrenne, a failure of Atrenne to obtain requisite shareholder approval for the transaction, a failure to consummate the transaction on a timely basis or at all, our failure to obtain adequate funding for the acquisition on acceptable terms,  stockholders of Atrenne exercising dissent rights, the purchase price varying from the expected amount, a failure to achieve the anticipated benefits expected from the acquisition, and the failure to successfully integrate the acquisition, as well as those risks discussed in our various public filings at www.sedar.com and www.sec.gov, including in our interim Management’s Discussion and Analysis of Financial Condition and Results of Operations, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators. The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. The material assumptions include those related to the following: applicable regulatory approvals and other customary closing conditions to the acquisition will be satisfied, and consummation of the transaction will occur in a timely manner; internal cash flow projections will be as expected in order to finance, in part, the acquisition with cash on hand; we will be able to incur further indebtedness as expected and on an economical basis to finance, in part, the acquisition; we will be able to successfully integrate the acquisition;  and we will be able to successfully expand our portfolio of solutions and achieve other expected benefits through this acquisition. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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